SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI REINSTATED IN US ELECTRONIC PASSPORT PROJECT

Fort Lee, NJ – December 5, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments and other applications, said that the United States Court of Federal Claims in Washington, D.C. found in favor of OTI America, Inc. (“OTI”), in OTI’s protest against the Government Printing Office’s (“GPO”) elimination of OTI from the competition for the United States Government’s Electronic Passport program. The Court’s written opinion remains under seal, pending the preparation of a redacted version.

OTI, along with several other firms, received an individual contract with the GPO, under which the GPO was testing and evaluating sample Electronic Passports, prior to selecting the winner. During testing the GPO terminated OTI’s contract, effectively eliminating OTI from the ongoing competition.

OTI, represented by William Weisberg in the Washington, D.C. office of ZAG/Sullivan & Worcester, challenged the GPO’s action in the U.S. Court of Federal Claims. In finding in favor for OTI, the Court set aside the GPO’s termination of OTI’s contract. The Court went on to order the GPO to reinstate OTI into the competition and to resume testing OTI’s products at the same stage of the competition from which OTI had been eliminated. OTI expects to immediately resume program activity.

According to Oded Bashan, President & CEO, “We are pleased with the court decision to reinstate OTI into the competition for the award of the US Electronic Passport contract. OTI is confident in the superiority of its technology and product and we are looking forward to continue in the evaluation process and become a supplier to the US Government.”

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com

This press release contains forward-looking statements. Such statements, which include statements concerning the future of OTI’s role in the electronic passport program, are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communication, OTI	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: December 5th, 2005